SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, March 31, 2023.

To

Securities and Exchange Commission of Brazil (CVM)

Attn.:       Superintendent of Company Relations (SEP)

Mr. Fernando Soares Vieira

Company Oversight Department 1 (GAE-1)

Mr. Cláudio José Paulo (Deputy Manager)

Re:	Official Letter 100/2023/CVM/SEP/GEA-1

Dear Sirs,

In reference to Official Letter 100/2023/CVM/SEP/GEA-1 ("Official Letter"), dated March 30, 2023, in which you requested clarifications from Braskem S.A. ("Braskem" or "Company”), as transcribed and translated below:

“Dear Executive Officer,

We refer to the Notice to the Market disclosed by the issuer on March 29, 2023 and the news article published by the Valor Econômico newspaper in the “Em Empresas” section under the title: "Braskem and Casa dos Ventos sign new agreement," which contains the following statements:

Braskem and Casa dos Ventos have signed a new agreement amounting to R$2.1 billion for the supply of wind power from the Rio Vento and Umari wind complexes, both located in Rio Grande do Norte, under Power Purchase Agreements (PPAs) with terms of up to 22 years.

[...]

According to Gustavo Checcucci, director of Energy and Industrial Decarbonization at Braskem, this is the largest renewable power purchase agreement ever signed by the company and its sixth long-term wind or solar power deal in four years in Brazil. And the second with Casa dos Ventos.

[...]

“When it goes operational, this agreement combined with other agreements we have, Braskem will have signed over 220 MWavg of contracted energy in Brazil. The volume of energy contracted by Braskem at its operations in Brazil will reach the mark of 40% of wind and solar power supply,” he said.

This should happen in the first quarter of 2025 and will correspond to 8% of Braskem’s decarbonization target. The goal is to reduce by 15% its scopes 1 and 2 greenhouse gas emissions by 2030. Braskem estimates a reduction of 3.2 million tons of CO2 considering this and the other agreements signed.

1

The remaining 60% will come from conventional power sources, which include hydroelectric and fossil sources. If all goes well, the company expects to reach 85% of renewable energy acquired from the energy matrix by 2030.

With regard to the above statement, we request you to clarify whether the news is true and, if yes, explain the reasons why you believed this is not a material fact and provide any other information deemed important on the subject, including the absence of information on price and payment terms of the deal in the Notice to the Market disclosed on March 29, 2023.”

Regarding said news article, we clarify that the share of energy consumption in the Company’s total consolidated cost of goods sold is approximately 2%. Moreover, the total agreement amount mentioned in the news article of R$2.1 billion is an estimate of the payment for the entire term of the agreement, which is up to 22 years. In this regard, if we consider the annual estimated disbursement for this agreement, the payment is around R$100 million, which is equivalent to about 0.2% of the Company’s annual consolidated cost of goods sold.

Additionally, the Company announced on November 10, 2020, its commitment to ramp up efforts to meet its targets for combating climate change and eliminating solid waste, including the commitment to increase efforts to reduce its scopes 1 and 2 greenhouse gas emissions by 15%. Note that commitments to sustainable development by themselves do not affect the value of a company’s shares, since they are not profitability metrics, much less refer to financial and operational aspects of its business.

Being what we had for the moment, we subscribe, making ourselves available for further clarifications if necessary.

São Paulo, March 31, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.